UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6      )*
SEANERGY MARITIME CORP.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
Y 73760103

(CUSIP Number)
Evan Breibart
11 Poseidonos Avenue
Athens 167 77 Greece
+30 210 8910 170

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 21, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d—7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	2	of	14

1	NAMES OF REPORTING PERSONS United Capital Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,942,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,535,961

WITH	10	SHARED DISPOSITIVE POWER

		70,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,942,461

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.25%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

[1]	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	3	of	14

1	NAMES OF REPORTING PERSONS Atrion Shipbuilding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,357,940

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,872,461

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.00%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

[2]	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	4	of	14

1	NAMES OF REPORTING PERSONS Plaza Shipbuilding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,942,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,357,940

WITH	10	SHARED DISPOSITIVE POWER

		70,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,942,461

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.25%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

[3]	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	5	of	14

1	NAMES OF REPORTING PERSONS Comet Shipholding Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,357,940

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,872,461

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.00%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

[4]	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	6	of	14

1	NAMES OF REPORTING PERSONS Georgios Koutsolioutsos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greece

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,802,680

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,872,461

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.00%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[5]	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	7	of	14

1	NAMES OF REPORTING PERSONS Alexios Komninos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greece

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		302,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,872,461

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.00%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[6]	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	8	of	14

1	NAMES OF REPORTING PERSONS Ioannis Tsigkounakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greece

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		157,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,872,461

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.00%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[7]	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	9	of	14
ITEM 1. Security and Issuer.
     This statement relates to the common stock, par value $0.0001 per share (“Common Stock”) issued by Seanergy Maritime Corp., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece.
ITEM 2. Identity and Background.
     (a) — (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Jurisdiction of Incorporation or
Name	Address	Place of Citizenship	Occupation
United Capital	c/o 11 Poseidonos Avenue	Liberia	N/A
Investments Corp.	16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Atrion Shipbuilding Corp.	c/o 11 Poseidonos Avenue	Marshall Islands	N/A
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Comet Shipholding Inc.	c/o 11 Poseidonos Avenue	Marshall Islands	N/A
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Plaza Shipbuilding Corp.	c/o 11 Poseidonos Avenue	Marshall Islands	N/A
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Bella Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece
Claudia Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece
Katia Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece
Victor Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece
Georgios Koutsolioutsos	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Vice President, Folli Follie, S.A. and Chairman of the Board of Issuer
Alexios Komninos	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Chief Operating Officer, N. Komninos Securities, S.A. and Chief Financial Officer of Issuer
Ioannis Tsigkounakis	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Attorney with Vgenopoulos and Partners Law Firm and Secretary of Issuer

(1)	The listed person is a shareholder of each of the corporate Reporting Persons.

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	10	of	14
     (d) — (e) None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration.
     The source of the funds for the acquisition of the Common Stock was personal funds of Mr. Georgios Koutsolioutsos.
ITEM 4. Purpose of Transaction.
     The purpose of the transaction is to increase Mr. Georgios Koutsolioutsos’ beneficial ownership by acquiring additional shares for investment purposes and to subject certain shares of Common Stock purchased by the Messrs. Koutsolioutsos and Tsigkounakis to the Voting Agreement, as hereinafter described.
     On May 20, 2008, United Capital Investments Corp., Atrion Shipbuilding Corp., Comet Shipholding Inc. and Plaza Shipbuilding Corp. (collectively, the “Investors”), on the one hand, and Messrs. Panagiotis and Simon Zafet, on the other hand, entered into a stock purchase agreement (the “SPA”), pursuant to which Messrs. Panagiotis and Simon Zafet agreed to sell to the Investors 2,750,000 shares (the “Purchased Shares”) of the Issuer’s Common Stock and 8,008,334 warrants to purchase shares of the Issuer’s Common Stock (the “Warrants” and collectively with the Purchased Shares, the “Securities”) for an aggregate purchase price of $25,000,000.00. On the same date, the Seanergy founders and the Investors entered into a voting agreement, as hereinafter described to provide for the voting of their common stock in the Issuer to maintain control among the founders to the extent their collective shares could exert such control.
     Subsequently, between June 5, 2008 and August 11, 2008, the Investors acquired, in several open market purchases and block trades, an additional 8,859,781 shares of the Issuer’s common stock (which amount excludes 70,000 shares of common stock purchased by Argonaut SPC, a fund whose investment manager is an affiliate of members of the Restis family), thus increasing their equity interest in the Issuer to a total of 11,609,781 shares. Because these shares would enable the Investors to outvote the Issuer’s founders, the Investors offered to amend the voting agreement to include these shares and restore the balance of voting power. On August 21, 2008, the parties to the Voting Agreement amended the Voting Agreement to include the additional shares purchased by the Investors between June and August 2008 (excluding the 70,000 shares purchased by Argonaut), as more fully described below.
     In addition, on July 23, 2008 and August 25, 2008, Mr. Koutsolioutsos purchased in the open market an aggregate of 492,680 shares of Common Stock. On August 19, 2008, Mr. Tsigkounakis also purchased in the open market an aggregate of 20,000 shares of Common Stock. On August 27, 2008, the parties to the Voting Agreement agreed to further amend the Voting Agreement to include these additional shares to maintain an equal balance of control.
     Except as previously disclosed in the original Schedule 13D filed by the Reporting Persons on May 30, 2008 and as set forth below, no Reporting Plan has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
     (a) — (b) As of the date hereof, the Reporting Persons’ beneficial ownership is as set forth below:

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	11	of	14

	Percentage of Shares	Voting		Dispositive
Name	Beneficially Owned	Sole	Shared	Sole	Shared
United Capital Investments Corp.	52.25%	0	14,942,461	4,535,961	70,000
Atrion Shipbuilding Corp.	52.00%	0	14,872,461	2,357,940	0
Plaza Shipbuilding Corp.	52.25%	0	14,942,461	2,357,940	70,000
Comet Shipholding Inc.	52.00%	0	14,872,461	2,357,940	0
Georgios Koutsolioutsos	52.00%	0	14,872,461	2,802,680	0
Alexios Komninos	52.00%	0	14,872,461	302,500	0
Ioannis Tsigkounakis	52.00%	0	14,872,461	157,500	0
     (c) On May 20, 2008, United Capital Investments Corp., Atrion Shipbuilding Corp., Comet Shipholding Inc. and Plaza Shipbuilding Corp. (collectively, the “Investors”), on the one hand, and Messrs. Panagiotis and Simon Zafet, on the other hand, entered into a stock purchase agreement (the “SPA”), pursuant to which Messrs. Panagiotis and Simon Zafet agreed to sell to the Investors 2,750,000 shares (the “Purchased Shares”) of the Issuer’s Common Stock and 8,008,334 warrants to purchase shares of the Issuer’s Common Stock (the “Warrants” and collectively with the Purchased Shares, the “Securities”) for an aggregate purchase price of $25,000,000.00. The Securities are subject to restrictions on transfer, and as a result, each of Messrs. Panagiotis and Simon Zafet transferred his beneficial interests in the Securities to the Investors, subject to a delayed recording of the transfer and delivery of the Securities, as required by the agreements pursuant to which the Securities are restricted.
     In addition, on each of June 5, 2008 and June 10, 2008, United Capital Investments Corp. purchased in open market transactions 413,000 shares and 200,000 shares of Common Stock, respectively, at $9.97 and $9.98 per share, respectively (the “June 5th and 10th Open Market Shares”).
     On July 15, 2008, United Capital Investments Corp. purchased a total of 2,896,171 shares of Common Stock from three shareholders. Specifically, United Capital Investments Corp. purchased 996,171 shares at $9.80 per share, which represented the market price at the time of the transaction, and 1,900,000 shares at $9.92 per share, which trades occurred after the close of the market on July 15, 2008 (the “July 15th Block Purchases”).
     On July 23, 2008 and July 24, 2008, United Capital Investments Corp. purchased a total of 3,785,590 shares of Common Stock from two shareholders. Specifically, United Capital Investments Corp. purchased 2,053,859 shares at $9.95 per share, which represented a premium over the market price at the time of the transaction, and 1,731,731 shares at $10.00 per share, which represented a premium over the market price at the time of the transaction. Both transactions occurred after the close of the market on July 23, 2008 and July 24, 2008 (the “July 23rd and 24th Block Purchases”), respectively.
     On July 23, 2008, Argonaut SPC purchased in an open market transaction 70,000 shares of Common Stock at $9.8711 per share (the “Argonaut Open Market Shares”). The principal shareholders of United Capital Investments Corp. and Plaza Shipbuilding Corp. are also principal shareholders of Oxygen Capital AEPEY, the investment manager of Argonaut SPC. Oxygen Capital AEPEY has voting and dispositive power over the shares of Common Stock owned by Argoanut SPC. As a result each of United Capital Investments Corp. and Plaza Shipbuilding Corp. may be deemed to beneficially own the shares of Common Stock owned by Argonaut SPC.
     On July 23, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 92,680 shares of Common Stock at $9.85 per share (the “Koutsolioutsos July Open Market Shares”).
     On July 30, 2008, United Capital Investments Corp. transferred 75% of the shares of Common Stock it purchased in the July 15, 2008 Block Purchases and the July 23rd and July 24th Block Purchases to each of the other Investors, which are also Reporting Persons.

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	12	of	14
     On August 11, 2008, United Capital Investments Corp. purchased a total of 1,565,020 shares of Common Stock from one shareholder at $10.00 per share, which trade occurred after the close of the market on August 11, 2008 (the “August 11th Block Purchase” and collectively with the July 15th Block Purchase and the July 23rd and 24th Block Purchases, the “Block Purchases”). The purchase price represented a premium over the market price at the time of the transaction.
     On August 19, 2008, Mr. Ioannis Tsigkounakis purchased in open market transactions a total of 20,000 share of Common Stock at $10.00 per share (the “Tsigkounakis Open Market Shares” and collectively with the June 5th and 10th Open Market Shares, the Argonaut Open Market Shares, the Koutsolioutsos Open Market Shares, the “Open Market Shares”).
     On August 25, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 400,000 shares of Common Stock at $10.00 per share (the “Koutsolioutsos August Open Market Shares” and collectively with the Koutsolioutsos July Open Market Shares, the “Koutsolioutsos Open Market Shares”).
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Concurrently with entering into the SPA, the Issuer, the Issuer’s former Chief Executive Officer and Co-Chairman of the Board of Directors, Mr. Panagiotis Zafet, and the Issuer’s former Chief Operating Officer and director, Mr. Simon Zafet, the Investors and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (Messrs Koutsolioutsos, Komninos and Tsigkounakis are collectively referred to as the “Insiders”) entered into a voting agreement (the “Voting Agreement”), a copy of which is incorporated herein by this reference to the original Schedule 13D filed on May 30, 2008. Because the Securities sold by Messrs. Panagiotis and Simon Zafet to the Investors could not be transferred of record to the Investors until the applicable lock-up period associated with the Securities expired, they are parties to the Voting Agreement.
     The Voting Agreement applies with respect to the voting of the Purchased Shares, the shares of the Issuer’s Common Stock issuable to the Investors pursuant to the terms of the Master Agreement (as defined in the Voting Agreement) and to the shares of the Issuer’s Common Stock issued to the Insiders prior to the Issuer’s initial public offering. The Voting Agreement does not apply to shares of the Issuer’s Common Stock issuable upon exercise of warrants or except as described below, to shares of the Issuer’s Common Stock purchased in the open market.
     On August 21, 2008, the parties to the Voting Agreement executed an amendment pursuant to which the June 5th and 10th Open Market Shares and the Block Purchase Shares (collectively, the “Investor Additional Purchased Shares”) became subject to the terms of the Voting Agreement. On August 27, 2008, the parties to the Voting Agreement executed another amendment pursuant to which the Tsigkounakis Open Market Shares and Koutsolioutsos Open Market Shares (collectively, the “Insider Additional Purchased Shares”) became subject to the terms of the Voting Agreement. The Voting Agreement shall terminate with respect to the Investor Additional Purchased Shares and the Insider Additional Purchased Shares upon the earlier of (i) the sale of any of such shares to one or more third parties not affiliated with an Investor or such Insider, as the case may be; and (ii) two (2) years after the date of the Voting Agreement. In addition, the Voting Agreement shall terminate immediately with respect to the Investor Additional Purchased Shares and the Insider Additional Purchased Shares if (A) the special meeting of shareholders of the Company currently scheduled for August 26, 2008 does not occur by such date; (B) the “vessel acquisition proposal” as described in the Proxy Statement mailed to the shareholders of the Company on our about July 30, 2008 is not approved by the shareholders of the Company; or (C) holders of more than 35% of the Company’s Common Stock issued in its initial public offering exercise their redemption rights in accordance with the Company’s Second Amended and Restated Articles of Incorporation.
     Under the terms of the Voting Agreement for a period of up to two years: (i) each of the Investors and the Insiders has the right to nominate, and each such other party shall vote its shares in favor of, the election of six directors

SCHEDULE 13D

CUSIP No.	Y 73760103	Page	13	of	14
appointed by the other group, and (ii) the Investors and the Insiders shall jointly nominate the thirteenth director. Notwithstanding the foregoing, in the event that either the Investors’ or the Insiders’ ownership of Common Stock subject to the Voting Agreement falls below certain agreed to thresholds, then the other group shall have the right to terminate the Voting Agreement prior to the expiration of the two-year term. In addition, the Voting Agreement provides that upon request of the Investors, the Issuer shall cause its officers, other than Mr. Ploughman, to resign as officers and the Investors shall have the right to appoint such officers’ replacements.
ITEM 7. Materials to be Filed as Exhibits.
1.	Stock Purchase Agreement dated May 20, 2008.*

2.	Voting Agreement dated May 20, 2008*

3.	Joint Filing Agreement dated May 30, 2008 among United Capital Investments Corp., Atrion Shipbuilding Corp., Plaza Shipbuilding Corp., Comet Shipholding Inc., Georgios Koutsolioutsos, Alexios Komninos, Ioannis Tsigkounakis*

4.	Amendment No. 1 to Voting Agreement dated July 25, 2008**

5.	Amendment No. 2 to Voting Agreement dated August 21, 2008.***

6.	Amendment No. 3 to Voting Agreement dated August 27, 2008.

*	Previously filed as an exhibit to the Schedule 13D filed on May 30, 2008.

**	Previously filed as an Exhibit to Amendment No. 3 to Schedule 13D filed on July 30, 2008.

***	Previously filed as an Exhibit to Amendment No. 5 to Schedule 13D filed on August 25, 2008.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 27, 2008

UNITED CAPITAL INVESTMENTS CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

ATRION SHIPBUILDING CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

PLAZA SHIPBUILDING CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

COMET SHIPHOLDING INC.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

/s/ Georgios Koutsolioutsos Georgios Koutsolioutsos

/s/ Alexios Komninos Alexios Komninos

/s/ Ioannis Tsigkounakis Ioannis Tsigkounakis

EXHIBIT 6
THIRD AMENDMENT TO
VOTING AGREEMENT
     THIS THIRD AMENDMENT (this “Amendment”) to that certain Voting Agreement, dated as of May 20, 2008, as amended on July 25, 2008 and August 21, 2008 (the “Voting Agreement”), is entered into effective as of this 27th day of August, 2008 by and among Panagiotis Zafet and Simon Zafet (together, the “Former Shareholders”), and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding, Inc. (collectively, the “Investors”), and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (collectively, the “Inside Shareholders”), as shareholders or beneficial owners of interests in stock of Seanergy Maritime Corp., a Marshall Islands corporation (the “Company”), as the case may be (the Former Shareholders, the Investors and the Inside Shareholders are individually a “Shareholder” and collectively, the "Shareholders” when referred to with respect to either or both of the Company and Buyer), and the Company, as the sole shareholder of Seanergy Merger Corp., a Marshall Islands corporation (“Buyer”).
     WHEREAS, on each of June 5, 2008, June 10, 2008, July 15, 2008, July 23, 2008, July 24, 2008, and August 11, 2008, United Capital Investments Corp. (“United”) purchased in open market and/or negotiated block purchases an aggregate of 7,630,983 shares of Common Stock (the “Restis Affiliate Open Market/Block Purchase Shares”);
     WHEREAS, on July 30, 2008, United transferred 75% of the shares of Common Stock it purchased on July 15, 2008, July 23, 2008 and July 24, 2008 to each of the other Investors in equal portions;
     WHEREAS, United intends to transfer 75% of the shares of Common Stock it purchased on August 11, 2008 to the other Investors in equal portions;
     WHEREAS, on July 23, 2008 and August 25, 2008, Mr. Georgios Koutsolioutsos purchased in the open market an aggregate of 492,680 shares of Common Stock (the “GK Open Market Shares”);
     WHEREAS, on August 19, 2008, Mr. Ioannis Tsigkounakis purchased in the open market 20,000 shares of Common Stock (the “IT Open Market Shares”);
     WHEREAS, the Inside Shareholders have expressed an intent to purchase additional shares of Common Stock in the open market and/or in negotiated block purchases on or prior to August 26, 2008 (the “Additional Inside Purchased Shares” and collectively with the Restis Affiliate Open Market/Block Purchase Shares, the GK Open Market Shares and the IT Open Market Shares, the “Inside Shareholders Additional Purchased Shares”);
     WHEREAS, each of the Shareholders and Buyer wish to amend the Voting Agreement to include the Inside Shareholder Additional Purchased Shares within the terms of the Voting Agreement to the limited extent and as more fully described below.

     NOW THEREFORE, in consideration of the foregoing and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
AMENDMENTS
     1. Section 3 of the Voting Agreement is hereby deleted in its entirety and replaced with the following:
Shares. Except as set forth in this Section 3, “Shares” shall mean only the Former Shareholder Shares, the Insider Shares, the Investor Shares, the Inside Shareholders Additional Purchased Shares, and any additional shares of Common Stock issued as a result of a stock dividend or stock split with respect to the Former Shareholder Shares, the Insider Shares, the Investor Shares, and the Inside Shareholders Additional Purchased Shares. For purposes of clarification, except as specifically set forth in this Section 3, Shares shall not include any Common Stock acquired either upon the exercise of warrants originally issued immediately prior to the Company’s initial public stock offering or any Common Stock purchased in the open market other than the Open Market/Block Purchase Shares and the Inside Shareholders Additional Purchased Shares.
     2. The first sentence of Section 7 of the Voting Agreement is hereby deleted and replaced with the following:
This Agreement (other than the obligations of the Company and the Buyer under Section 9 hereof, which shall survive any termination hereof) shall terminate with respect to (a) any of the Inside Shareholders Additional Purchased Shares on the earlier of (i) the sale of any of such Inside Shareholders Additional Purchased Shares to one or more third parties not affiliated with an Investor or the Inside Shareholder, as the case may be; and (ii) two (2) years after the date of the Voting Agreement; and (b) all Shares other than the Inside Shareholders Additional Purchased Shares, two (2) years after the date of the Voting Agreement. Notwithstanding the foregoing, this Agreement shall terminate immediately with respect to the Inside Shareholders Additional Purchased Shares if (A) the special meeting of shareholders of the Company currently scheduled for August 26, 2008 does not occur by such date; (B) the “vessel acquisition proposal” as described in the Proxy Statement mailed to the shareholders of the Company on our about July 30, 2008 is not approved by the shareholders of the Company; or (C) holders of more than 35% of the Company’s Common Stock issued in its initial public offering exercise their redemption rights in accordance with the Company’s Second Amended and Restated Articles of Incorporation.

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MISCELLANEOUS
     1. The parties hereto acknowledge and confirm that other than as amended herein, the Voting Agreement shall remain in full force and effect and shall continue to evidence, guarantee and support their respective obligations.
     2. The parties hereto acknowledge and agree that any breach of any provision herein or failure by any party hereto to comply with and perform any of the agreements contained herein shall constitute a breach under the Voting Agreement.
     3. This Amendment may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
     4. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Amendment shall be exclusively referred to arbitration in London and conducted in accordance with Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association (“LMAA”) then in effect. The parties agree that any tribunal constituted under this Amendment shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Amendment or the other Transaction Documents, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal. For purposes of this Amendment, the Company, shall be deemed to be one party, the Investors shall be deemed to be one party, and the Inside Shareholder shall be deemed to be one party.
     5. Capitalized terms used but not defined herein shall have the meanings specified in the Master Agreement.

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     IN WITNESS WHEREOF, this Voting Agreement has been executed by the parties hereto as of the day and year first above written.

The Former Shareholders

/s/ Evan Breibart Panagiotis Zafet, by his attorney-in-fact	1,375,000 Number of Former Shareholder Shares

/s/ Evan Breibart Simon Zafet, by his attorney-in-fact	1,375,000 Number of Former Shareholder Shares

The Investors

UNITED CAPITAL INVESTMENTS CORP.

By:	/s/ Evan Breibart Name: Evan Breibart	4,605,960 Number of Investor Shares
Title: Attorney in fact

ATRION SHIPHOLDING S.A.

By:	/s/ Evan Breibart Name: Evan Breibart	1,925,008 Number of Investor Shares
Title: Attorney in fact

PLAZA SHIPHOLDING CORP.

By:	/s/ Evan Breibart Name: Evan Breibart	1,925,008 Number of Investor Shares
Title: Attorney in fact

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COMET SHIPHOLDING, INC

By:	/s/ Evan Breibart Name: Evan Breibart	1,925,008 Number of Investor Shares
Title: Attorney in fact

The Inside Shareholders

/s/ Georgios Koutsolioutsos Georgios Koutsolioutsos	2,802,680 Number of Insider Shares

/s/ Alexios Komninos Alexios Komninos	302,500 Number of Insider Shares

/s/ Ioannis Tsigkounakis Ioannis Tsigkounakis	157,500 Number of Insider Shares
SEANERGY MARITIME CORP.

By:	/s/ Dale Ploughman Name: Dale Ploughman
Title: Chief Executive Officer

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